January 16, 2008
VIA EDGAR
Michele M. Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	IMH Secured Loan Fund, LLC Amendment No. 3 to Registration Statement on Form 10 Filed December 11, 2007 File No. 0-52611
Dear Ms. Anderson:
     This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated December 17, 2007, on Amendment No. 3 to the IMH Secured Loan Fund, LLC (the “Company” or the “Fund”) Registration Statement on Form 10, File No. 0-52611 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2007. For your convenience, we have repeated the Staff’s comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Item 1. Business, page 1
Regulation, page 10
     Staff Comment:
     1.       We note your revised disclosure in response to our prior comment 3, particularly the third paragraph under “Investment Company Status.” Please further revise the disclosure to make clear that the SEC staff, not the SEC, issues interpretive guidance in the form of no action letters.

Securities and Exchange Commission
January 16, 2008

     Company Response:
     Upon receipt of approval from the staff of the Commission, the Company will delete the third paragraph under the “Investment Company Status” portion of the “Regulation” section of Item 1, Business, of the Registration Statement and replace such paragraph in its entirety with the following:
“The staff of the SEC has stated that it would regard as Qualifying Assets mortgage loans that are fully secured by real property, and the staff of the SEC has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset if the holder of the participation interest controls the unilateral right to foreclose on the mortgage loan in the event of a default. As disclosed elsewhere in this Form 10, the Fund invests approximately 95% to 97% of its cash in short-term mortgage loans that are secured by first deeds of trust or mortgages, and retains approximately 3% to 5% in bank accounts or highly liquid money market funds as a working capital reserve. All of the loans funded by the Fund are secured by the underlying real estate. If the Fund participates in a loan with a third-party, the Fund seeks to be the lead lender in the participation, which, among other things, provides the Fund with the unilateral ability to foreclose on the loan in the event of a default. Since its inception, the Fund has been the lead lender on all but two participated loans, as to which neither party was identified as the lead lender. At the time of original funding, each loan represented less than 5% of the Fund’s total loan portfolio and currently such loans collectively represent less than 2% of the Fund’s portfolio. Accordingly, IMH believes the Fund qualifies for the Real Estate Exemption. However, the staff of the SEC could take a differing view and, although IMH intends to conduct the Fund’s operations such that it qualifies for the Real Estate Exemption, the Fund might inadvertently become an investment company if loans in which the Fund participates and is not the lead lender exceed a percentage of the Fund’s portfolio that is deemed acceptable by the staff of the SEC.”
Item 6. Executive Compensation, page 34
Compensation Discussion and Analysis, page 35
     Staff Comment:
     2.       We note that Messrs. Albers’ and Meris’ base salary was set at a level “applicable for similar positions in IMH’s competitive market.” Clarify how IMH compared both of their salaries to “comparable salaries.” If such comparison involved benchmarking,

Securities and Exchange Commission
January 16, 2008

please identify the specific companies that were considered and clarify how the company determined that each individual’s compensation is set at a level considered “above market.”
     Company Response:
     As disclosed in the last paragraph of the “IMH Executive Compensation Philosophy and Objectives” portion of the “Compensation Discussion and Analysis” in the Registration Statement, “IMH does not utilize the services of a compensation consultant and does not engage in any formal benchmarking. Rather, compensation decisions are based exclusively on the market knowledge of Mr. Albers and Mr. Meris, as supplemented by IMH’s human resources director and other personnel of IMH.” IMH intended for the quoted disclosure to clarify that IMH did not engage in any formal process when setting base salaries and that IMH does nothing more than utilize the general knowledge of Mr. Albers and Mr. Meris, as supplemented by IMH’s human resources director and other personnel of IMH, in setting salaries that Mr. Albers and Mr. Meris believe to be “comparable” or “above market.”
     To clarify this issue, upon receipt of approval from the staff of the Commission, the Company will delete the first paragraph under the “Base Salary” portion of the “Elements of IMH Compensation Program” section of the “Compensation Discussion and Analysis” in the Registration Statement and replace such paragraph in its entirety with the following:
“Base salary is designed to compensate the named executive officers for their roles and responsibilities and to provide a stable and fixed level of compensation that serves as a retention tool. Although base salary is not at risk, as described below, the 2006 base salaries for Mr. Albers and Mr. Meris could have reverted to 2005 levels if IMH did not attain an earnings goal. In determining base salaries, IMH considers each executive’s role and responsibility, unique skills and future potential with IMH. Further, although IMH does not engage in any formal benchmarking or utilize any mechanism for comparison to similar companies, IMH seeks to set salaries for its named executive officers at levels that Mr. Albers and Mr. Meris believe to be applicable for similar positions in IMH’s competitive market.”
     Staff Comment:
     3.       Clarify why no base salary contingencies were established for 2007.
     Company Response:
     IMH did not establish base salary contingencies for the 2007 fiscal year because IMH had made a strategic decision to position itself for growth during the fiscal year and IMH determined that base salary contingencies may, under certain circumstances, incentive the named executive officers to take actions that may not be fully in support of, or that may conflict with, initiatives to position IMH for future growth.

Securities and Exchange Commission
January 16, 2008

     To clarify this issue, upon receipt of approval from the staff of the Commission, the Company will delete the last three paragraphs under the “Base Salary” portion of the “Elements of IMH Compensation Program” section of the “Compensation Discussion and Analysis” in the Registration Statement and replace such paragraph in its entirety with the following:
“Although IMH does not engage in any formal benchmarking or utilize any formal mechanism for comparison to similar companies, the base salaries for 2006 were selected by IMH’s Board of Directors based on its market knowledge of comparable salaries for each of the positions listed for companies of similar type and size. The base salary contingencies for Mr. Albers and Mr. Meris were established to coincide with the anticipated growth and success of IMH.
Base salaries for each of the name executive officers in fiscal 2007 are as follows:
•	Shane Albers — Chief Executive Officer of IMH — $550,000;

•	William Meris — President of IMH — $420,000; and

•	Steven Darak — Chief Financial Officer of IMH — $200,000.
As in 2006, IMH did not engage in any formal benchmarking or utilize any formal mechanism for comparison to similar companies in establishing 2007 base salaries. The base salaries for 2007 were selected by the IMH Board of Directors based on its market knowledge of comparable salaries for each of the positions listed for companies of similar type and size, and were increased from 2006 levels to reflect the continuing growth of IMH. No base salary contingencies were established for the named executive officers for 2007 because IMH had made a strategic decision to position itself for growth during the fiscal year and IMH determined that base salary contingencies may, under certain circumstances, incentive the named executive officers to take actions that may not be fully in support of, or that may conflict with, initiatives to position IMH for future growth. In addition, effective January 1, 2007, Mr. Darak terminated his relationship with Tatum Partners and all salary became payable to Mr. Darak.”
* * *
     We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

Securities and Exchange Commission
January 16, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional questions or comments after reviewing this response letter and the corresponding amendment to the Registration Statement, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 889-3410.

Very truly yours, IMH SECURED LOAN FUND, LLC
By: Its:	Investors Mortgage Holdings, Inc. Manager

By:	/s/ Shane Albers
Shane Albers
Chairman and Chief Executive Officer

cc:	Steven D. Pidgeon, Esq. fax: (480) 606-5524